Exhibit 99.1
Amdocs Limited Reports Quarterly Revenue of $762 Million, Up 7.7% YoY
Eli Gelman assuming CEO position on November 15, 2010
Key highlights:
•	Eli Gelman will be appointed Chief Executive Officer of Amdocs Management Limited on November 15, 2010, accelerated from the previously announced timeframe of the first calendar quarter of 2011

•	Fourth quarter revenue of $762 million, compared to the $755-$770 million guidance range. Foreign currency movements positively impacted revenue by approximately $3 million sequentially relative to the third quarter

•	Fourth quarter non-GAAP operating income of $137 million; non-GAAP operating margin of 18.0%; GAAP operating income of $103 million

•	Fourth quarter diluted non-GAAP EPS of $0.62, compared to the $0.57-$0.60 guidance range, excluding amortization of purchased intangible assets and other acquisition related costs and equity-based compensation expense, net of related tax effects

•	Diluted GAAP EPS of $0.48 for the fourth quarter, compared to the $0.44-$0.49 guidance range

•	Free cash flow of $120 million for the fourth quarter

•	Twelve-month backlog of $2.525 billion at the end of the fourth quarter, up $55 million from the end of the third quarter

•	First quarter fiscal 2011 guidance: Expected revenue of approximately $760-$780 million and diluted non-GAAP EPS of $0.49-$0.58, excluding acquisition-related costs and approximately $0.06-$0.08 per share of equity-based compensation expense, net of related tax effects. Diluted GAAP EPS is expected to be approximately $0.34-$0.45

•	Repurchased $181 million of ordinary shares during fourth quarter

•	Analyst Day rescheduled for February 23, 2011 from December 8, 2010
ST. LOUIS — November 3, 2010 — Amdocs Limited (NYSE: DOX) today reported that for its fiscal fourth quarter ended September 30, 2010, revenue was $762.2 million, up 1.2%

sequentially from the third fiscal quarter of 2010 and up 7.7% as compared to last year’s fourth fiscal quarter. Net income on a non-GAAP basis was $122.4 million, or $0.62 per diluted share, compared to non-GAAP net income of $109.2 million, or $0.53 per diluted share, in the fourth quarter of fiscal 2009. Non-GAAP net income excludes amortization of purchased intangible assets and other acquisition related costs and equity-based compensation expenses of $27.6 million, net of related tax effects, in the fourth quarter of fiscal 2010 and excludes such amortization and equity-based compensation expenses of $23.4 million, net of related tax effects, in the fourth quarter of fiscal 2009. The Company’s GAAP net income for the fourth quarter of fiscal 2010 was $94.7 million, or $0.48 per diluted share, compared to GAAP net income of $85.8 million, or $0.42 per diluted share, in the prior year’s fourth quarter.
“Our fourth quarter results mark a solid conclusion to fiscal 2010, a year in which Amdocs reached a positive inflection point after a period of significant macroeconomic volatility, improved its competitive position and successfully won new business globally. While there are some near-term challenges ahead, I strongly believe in the opportunities for Amdocs and have great confidence that Eli Gelman will lead the company to success in years to come. Eli has the experience, energy and deep understanding of Amdocs and our industry to reignite our long-term growth engines and invest in the future,” said Dov Baharav, retiring chief executive officer of Amdocs Management Limited.
“I would like to thank Dov for his 8 years as CEO during which he has successfully positioned the company for the future. I am assuming the leadership of Amdocs with great humbleness and respect,” said Eli Gelman, incoming chief executive officer. “The future of Amdocs remains bright, and I strongly believe Amdocs has the best people, products and business model to address the needs of our industry. In 2011, we plan to execute against the opportunities ahead of us with a keen focus on reaccelerating the long-term growth of the business.”
Gelman continued, “In the near-term, however, we expect some pressure on profitability due to three components. We strongly believe that these actions are in the best interest of our shareholders and our customers. First, we are investing in several programs in early fiscal 2011 that span training, knowledge transfer and productivity efforts as we continue to rebuild momentum in the wake of the recession. Second, we are making investments in several customer-centric initiatives. These investments include incremental effort and costs associated with certain on-going implementations, including for customers in the cable industry. We have also identified a highly strategic emerging markets sales opportunity in the first fiscal quarter which may warrant up-front expense. Third, a portion of the implementation program at Clearwire has been suspended due to a change in the customer’s business priorities. This is resulting in further pressure on our profitability, though we will continue to support all of Clearwire’s subscribers on our systems in a managed services relationship.”
Gelman concluded, “We believe fiscal 2011 will mark an important transition year for Amdocs as we overcome our near-term challenges and hone our focus on long-term growth initiatives. As I transition into the CEO office, we plan to provide greater detail on our long-term strategy at our Analyst Day in February. I strongly believe that the opportunities at Amdocs are vast, and I look forward to growing the business, further expanding our market leading position, and driving long-term shareholder value.”
Financial Discussion of Fourth Fiscal Quarter Results
Free cash flow was $120 million for the quarter, comprised of cash flow from operations of $148 million less approximately $28 million in net capital expenditures and other.
Twelve-month backlog, which includes anticipated revenue related to contracts, estimated revenue from managed services contracts, letters of intent, maintenance and estimated on-going support activities, was $2.525 billion at the end of the fourth quarter of fiscal 2010.
Financial Outlook
Amdocs expects that revenue for the first quarter of fiscal 2011 will be approximately $760-$780 million. Diluted earnings per share on a non-GAAP basis for the first quarter are expected to be $0.49-$0.58, excluding acquisition-related costs and approximately $0.06-$0.08 per share of equity-based compensation expense, net of related tax effects. Amdocs estimates GAAP diluted earnings per share for the first quarter will be $0.34-$0.45.
Fiscal Year 2010 Results

For the fiscal year ended September 30, 2010, revenue increased by 4.2% to $3.0 billion. Fiscal 2010 net income on a non-GAAP basis was $471.7 million, or $2.31 per diluted share (excluding amortization of purchased intangible assets and other acquisition related costs, equity-based compensation expense and loss from divestiture of a subsidiary, net of related tax effects, of $127.8 million), compared to non-GAAP net income of $438.9 million, or $2.11 per diluted share, in fiscal 2009 (excluding amortization of purchased intangible assets, in-process research and development write-off, restructuring charges and equity-based compensation expense, net of related tax effects, of $112.7 million). The Company’s GAAP net income in fiscal 2010 was $343.9 million, or $1.69 per diluted share, compared to GAAP net income of $326.2 million, or $1.57 per diluted share, in fiscal 2009.
Conference Call Details
Amdocs will host a conference call on November 3, 2010 at 5 p.m. Eastern Time to discuss the Company’s fourth quarter results. The call will be carried live on the Internet via the Amdocs website, www.amdocs.com.
Non-GAAP Financial Measures
This release includes non-GAAP diluted earnings per share and other non-GAAP financial measures, including free cash flow, non-GAAP cost of service, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP interest and other income (expense), net, non-GAAP income taxes and non-GAAP net income. These non-GAAP measures exclude the following items:
•	amortization of purchased intangible assets and other acquisition related costs;

•	in-process research and development write-off;

•	restructuring charges;

•	equity-based compensation expense;

•	impairment on investment in a subsidiary; and

•	tax effects related to the above.
These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs’ results of operations in conjunction with the corresponding GAAP measures.
Amdocs believes that the presentation of non-GAAP diluted earnings per share and other financial measures, including free cash flow, non-GAAP cost of service, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP interest and other income (expense), net, non-GAAP income taxes and non-GAAP net income, when shown in conjunction with the corresponding GAAP measures, provides useful information to investors and management regarding financial and business trends relating to its financial condition and results of operations, as well as the net amount of cash generated by its business operations after taking into account capital spending required to maintain or expand the business.
For its internal budgeting process and in monitoring the results of the business, Amdocs’ management uses financial statements that do not include amortization of purchased intangible assets, in-process research and development write-off, restructuring charges, equity-based compensation expense, impairment on investment in a subsidiary and related tax effects. Amdocs’ management also uses the foregoing non-GAAP financial measures, in addition to the corresponding GAAP measures, in reviewing the financial results of Amdocs. In addition, Amdocs believes that significant groups of investors exclude these non-cash expenses in reviewing its results and those of its competitors, because the amounts of the expenses between companies can vary greatly depending on the assumptions used by an individual company in determining the amounts of the expenses.
Amdocs further believes that, where the adjustments used in calculating non-GAAP diluted earnings per share are based on specific, identified amounts that impact different line items in the Consolidated Statements of Income (including cost of service, research and development, selling, general and administrative, operating income, interest and other income (expense), net, income taxes and net income), it is useful to investors to understand how these specific line items in the Consolidated Statements of Income are affected by these adjustments.

Please refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.
About Amdocs
Amdocs is the market leader in customer experience systems innovation. The company combines business and operational support systems, service delivery platforms, proven services, and deep industry expertise to enable service providers and their customers to do more in the connected world. Amdocs’ offerings help service providers explore new business models, differentiate through personalized customer experiences, and streamline operations. A global company with revenue of $3.0 billion in fiscal 2010, Amdocs has over 19,000 employees and serves customers in more than 60 countries worldwide. For more information, visit Amdocs at www.amdocs.com.

This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, Amdocs ability to grow in the business markets that it serves, Amdocs ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company’s products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, the Company specifically disclaims any obligation to do so. These and other risks are discussed at greater length in the Company’s filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2009 filed on December 7, 2009 and in our quarterly 6-Ks filed February 8, 2010, May 13, 2010 and August 9, 2010.
Contact:
Elizabeth W. Grausam
Vice President of Investor Relations
Amdocs
314-212-8328
E-mail: dox_info@amdocs.com

AMDOCS LIMITED
Consolidated Statements of Income
(in thousands, except per share data)

	Three months ended			Twelve months ended
	September 30,			September 30,
	2010	2009		2010	2009

Revenue:
License	$25,276	$27,267		$100,967	$135,146
Service	736,918	680,152		2,883,256	2,727,461

	762,194	707,419		2,984,223	2,862,607
Operating expenses:
Cost of license	375	589		2,021	2,686
Cost of service	485,916	450,122		1,903,645	1,831,947
Research and development	54,287	50,274		207,836	210,387
Selling, general and administrative	96,531	88,030		373,585	344,335
Amortization of purchased intangible assets and other	22,197	21,559		86,703	85,153
Restructuring charges and in-process research and development	—	—		—	20,780

	659,306	610,574		2,573,790	2,495,288

Operating income	102,888	96,845		410,433	367,319

Interest and other income (expense), net	2,109	(151)		(25,135)	(1,165)

Income before income taxes	104,997	96,694		385,298	366,154

Income taxes	10,259	10,943		41,392	39,978

Net income	$94,738	$85,751		$343,906	$326,176

Basic earnings per share	$0.49	$0.42	*	$1.70	$1.60	*

Diluted earnings per share	$0.48	$0.42	*	$1.69	$1.57	*

Basic weighted average number of shares outstanding	195,189	204,732	*	202,584	204,023	*

Diluted weighted average number of shares outstanding	196,487	205,434	*	204,076	208,350	*

*	The basic and diluted weighted average number of shares outstanding for the three and twelve months ended September 30, 2009 have been retroactively adjusted to reflect the adoption of new Earnings Per Share authoritative guidance requiring the inclusion of unvested share-based payment awards containing nonforfeiture rights to dividends or dividend equivalents in the calculation of basic weighted average number of shares outstanding. This adjustment reduced basic and dilutive earnings per share by $0.01 for the twelve months ended September 30, 2009.

AMDOCS LIMITED
Selected Financial Metrics
(in thousands, except per share data)

	Three months ended			Twelve months ended
	September 30,			September 30,
	2010	2009		2010	2009
Revenue	$762,194	$707,419		$2,984,223	$2,862,607
Non-GAAP operating income	137,212	127,984		541,591	516,163
Non-GAAP net income	122,351	109,198		471,708	438,878
Non-GAAP diluted earnings per share	$0.62	$0.53	*	$2.31	$2.11	*
Diluted weighted average number of shares outstanding	196,487	205,434	*	204,076	208,350	*

*	The basic and diluted weighted average number of shares outstanding for the three and twelve months ended September 30, 2009 have been retroactively adjusted to reflect the adoption of new Earnings Per Share authoritative guidance requiring the inclusion of unvested share-based payment awards containing nonforfeiture rights to dividends or dividend equivalents in the calculation of basic weighted average number of shares outstanding. This adjustment reduced non-GAAP diluted earnings per share by $0.01 for the twelve months ended September 30, 2009.

AMDOCS LIMITED
Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP
(in thousands)

	Three months ended
	September 30, 2010
		Reconciliation items
		Amortization
		of purchased
		intangible	Equity based
		assets and	compensation
	GAAP	other	expense	Tax effect	Non-GAAP

Operating expenses:
Cost of license	$375	$—	$—	$—	$375
Cost of service	485,916	—	(5,438)	—	480,478
Research and development	54,287	—	(1,064)	—	53,223
Selling, general and administrative	96,531	—	(5,625)	—	90,906
Amortization of purchased intangible assets and other	22,197	(22,197)	—	—	—

Total operating expenses	659,306	(22,197)	(12,127)	—	624,982

Operating income	102,888	22,197	12,127	—	137,212

Income taxes	10,259	—	—	6,711	16,970

Net income	$94,738	$22,197	$12,127	$(6,711)	$122,351

	Three months ended
	September 30, 2009
		Reconciliation items
		Amortization
		of purchased	Equity based
		intangible	compensation
	GAAP	assets	expense	Tax effect	Non-GAAP

Operating expenses:
Cost of license	$589	$—	$—	$—	$589
Cost of service	450,122	—	(4,957)	—	445,165
Research and development	50,274	—	(972)	—	49,302
Selling, general and administrative	88,030	—	(3,651)	—	84,379
Amortization of purchased intangible assets and other	21,559	(21,559)	—	—	—

Total operating expenses	610,574	(21,559)	(9,580)	—	579,435

Operating income	96,845	21,559	9,580	—	127,984

Income taxes	10,943	—	—	7,692	18,635

Net income	$85,751	$21,559	$9,580	$(7,692)	$109,198

AMDOCS LIMITED
Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP
(in thousands)

	Twelve months ended
	September 30, 2010
		Reconciliation items
		Amortization of
		purchased	Equity based	Loss from
		intangible assets	compensation	divestiture of a
	GAAP	and other	expense	subsidiary	Tax effect	Non-GAAP

Operating expenses:
Cost of license	$2,021	$—	$—	$—	$—	$2,021
Cost of service	1,903,645	—	(20,061)	—	—	1,883,584
Research and development	207,836	—	(4,218)	—	—	203,618
Selling, general and administrative	373,585	—	(20,176)	—	—	353,409
Amortization of purchased intangible assets and other	86,703	(86,703)	—	—	—	—

Total operating expenses	2,573,790	(86,703)	(44,455)	—	—	2,442,632

Operating income	410,433	86,703	44,455	—	—	541,591

Interest and other (expense) income, net	(25,135)	—	—	23,399	—	(1,736)

Income taxes	41,392	—	—	—	26,755	68,147

Net income	$343,906	$86,703	$44,455	$23,399	$(26,755)	$471,708

	Twelve months ended
	September 30, 2009
		Reconciliation items
			Restructuring
		Amortization	charges and
		of purchased	in-process	Equity based
		intangible	research and	compensation
	GAAP	assets	development	expense	Tax effect	Non-GAAP

Operating expenses:
Cost of license	$2,686	$—	$—	$—	$—	$2,686
Cost of service	1,831,947	—	—	(21,733)	—	1,810,214
Research and development	210,387	—	—	(4,249)	—	206,138
Selling, general and administrative	344,335	—	—	(16,929)	—	327,406
Amortization of purchased intangible assets and other	85,153	(85,153)	—	—	—	—
Restructuring charges and in-process research and development	20,780	—	(20,780)	—	—	—

Total operating expenses	2,495,288	(85,153)	(20,780)	(42,911)	—	2,346,444

Operating income	367,319	85,153	20,780	42,911	—	516,163

Income taxes	39,978	—	—	—	36,142	76,120

Net income	$326,176	$85,153	$20,780	$42,911	$(36,142)	$438,878

AMDOCS LIMITED
Condensed Consolidated Balance Sheets
(in thousands)

	As of
	September 30,	September 30,
	2010	2009

ASSETS

Current assets
Cash, cash equivalents and short-term interest-bearing investments	$1,433,299	$1,173,041
Accounts receivable, net, including unbilled of $62,246 and $21,749, respectively	580,000	454,965
Deferred income taxes and taxes receivable	126,083	117,848
Prepaid expenses and other current assets	112,417	126,704

Total current assets	2,251,799	1,872,558

Equipment and leasehold improvements, net	258,273	279,659
Goodwill and other intangible assets, net	1,856,178	1,766,761
Other noncurrent assets	454,354	409,439

Total assets	$4,820,604	$4,328,417

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable, accruals and other	$621,549	$415,371
Short-term financing arrangements	200,000	—
Deferred revenue	184,481	186,158
Deferred income taxes and taxes payable	18,117	9,338

Total current liabilities	1,024,147	610,867
Noncurrent liabilities and other	567,077	504,497
Shareholders’ equity	3,229,380	3,213,053

Total liabilities and shareholders’ equity	$4,820,604	$4,328,417

AMDOCS LIMITED
Consolidated Statements of Cash Flows
(in thousands)

	Year ended September 30,
	2010	2009
Cash Flow from Operating Activities:
Net income	$343,906	$326,176
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	195,940	198,119
Loss from divestiture of a subsidiary	23,399	—
In-process research and development expenses	—	5,640
Equity-based compensation expense	44,455	42,911
Loss on sale of equipment	400	197
Deferred income taxes	(22,235)	16,249
Gain on repurchase of convertible notes	—	(2,185)
Excess tax benefit from equity-based compensation	(126)	(18)
(Gain) loss from short-term interest-bearing investments	(1,284)	4,449
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable, net	(131,387)	131,527
Prepaid expenses and other current assets	9,009	(13,614)
Other noncurrent assets	(35,948)	(2,690)
Accounts payable, accrued expenses and accrued personnel	187,652	(160,321)
Deferred revenue	33,927	20,956
Income taxes payable, net	20,272	(19,980)
Other noncurrent liabilities	17,218	(28,260)

Net cash provided by operating activities	685,198	519,156

Cash Flow from Investing Activities:
Payments for purchase of equipment and leasehold improvements, net	(86,945)	(82,331)
Proceeds from sale of short-term interest-bearing investments	1,503,231	1,045,278
Purchase of short-term interest-bearing investments	(1,449,494)	(963,433)
Net cash paid for acquisitions	(200,307)	(65,890)
Net cash received from divestiture of a subsidiary and other	22,009	—

Net cash used in investing activities	(211,506)	(66,376)

Cash Flow from Financing Activities:
Borrowings under financing arrangements	200,000	450,000
Payments under financing arrangements	—	(450,000)
Redemption and repurchase of convertible notes	—	(446,795)
Repurchase of shares	(389,287)	(20,014)
Proceeds from employee stock options exercised	23,644	27,893
Payments under capital lease, short-term financing arrangements and other	(616)	(3,952)

Net cash used in financing activities	(166,259)	(442,868)

Net increase in cash and cash equivalents	307,433	9,912
Cash and cash equivalents at beginning of year	728,762	718,850

Cash and cash equivalents at end of year	$1,036,195	$728,762

AMDOCS LIMITED
Supplementary Information
(in millions)

	Three months ended
	September 30,	June 30,	March 31,	December 31,	September 30,
	2010	2010	2010	2009	2009
North America	$569.7	$572.3	$572.4	$547.6	$528.0
Europe	91.0	80.6	92.1	89.5	93.0
Rest of World	101.5	100.3	79.5	87.7	86.4

Total Revenue	$762.2	$753.2	$744.0	$724.8	$707.4

	Three months ended
	September 30,	June 30,	March 31,	December 31,	September 30,
	2010	2010	2010	2009	2009
Customer Experience Systems	$714.9	$693.0	$689.0	$678.4	$668.6
Directory	47.3	60.2	55.0	46.4	38.8

Total Revenue	$762.2	$753.2	$744.0	$724.8	$707.4

	As of
	September 30,	June 30,	March 31,	December 31,	September 30,
	2010	2010	2010	2009	2009
12-Month Backlog	$2,525	$2,470	$2,460	$2,425	$2,385